UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of September 2009
Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization of registrant)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
On September 7, 2009 in Singapore, Chartered Semiconductor Manufacturing Ltd. (the “Company”) updated its guidance for the three months ending September 30, 2009, which was originally provided on July 24, 2009. That updated guidance in the form including the underlying assumptions (the “Outlook for Third Quarter 2009”), and a related letter by the independent financial adviser to the independent directors of the Company, Deutsche Bank AG, Singapore Branch (the “IFA” and such letter, the “IFA’s Letter”) are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively. A related letter by the independent external auditors of the Company, KPMG LLP, in respect of their review of the Outlook for the Third Quarter 2009 is specifically excluded from, and is also not incorporated by reference in, this Form 6-K.
Exhibits

99.1	The Outlook for Third Quarter 2009

99.2	The IFA’s Letter

SIGNATURE
EXHIBITS INDEX
Ex-99.1 The Outlook for Third Quarter 2009
Ex-99.2 The IFA's Letter

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: September 22, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBITS INDEX

99.1	The Outlook for Third Quarter 2009

99.2	The IFA’s Letter